Exhibit 3.26

TRANSLATION
(Insert : A )
(Deed no. : 40 )
Articles of association

of	(Stamp : Commercial Registrar’s
Office – Canton of Tessin)
CNH International SA
13th December 2010
joint-stock company with Head-Office in Paradiso

I.	Name, registered office, duration, aim of the company

Item 1	Name of the company

Under the name of

CNH International SA

(CNH International AG)

(CNH International Ltd)

a joint-stock company has been set up as per art. 620 and follow. CO.

Item 2	Registered office

The residence of the company is in Paradiso.

Item 3	Duration

The duration of the company is unlimited.

Item 4	Aim

The aim of the company is the purchase, the sale, the commecialization and the distribution of the products of the CNH sector of the Fiat Group and of third parties, especially of machines and equipment both agricultural and industrial in general and in particular: tractors, harvester-threshers and other machines for the working and harvesting of agricultural products, groups relating thereto, sub-groups, components, fittings and spare parts, as well as of earth-moving machines in general and in particular excavators and loaders, relevant equipment and parts pertaining thereto to be used in civil, industrial, road constructions and big works in general, territory structure, quarries and mines, special utilizations, relevant groups, sub-groups, components, fittings and spare parts as well as the supply of all services relating thereto.

The company may undertake financial operations in relationship with the main commercial activity, such as financing meant for the support of the sales and of the commercial net and also the financing and providing of guarantees to the companies of the CNH sector, to the Fiat Group companies and to third parties, even without remuneration.

The company may provide accounting services and accept agencies for administration and management.

The company may open branch offices and affiliated firms in Switzerland and abroad, and participate in other companies in Switzerland and abroad.

The firm may acquire, hold, grant and alienate patents, copyrights, trade-marks and other intellectual property rights and also all sorts of licenses.

The company may acquire, possess and sell real estate.

Besides, the company may carry out all commercial, financial activities or of other type relevant to the aim of the company.

II.	Capital

Item 5	Share capital

The share capital of the company amounts to SF 100’000.- (one hundred thousand) and is subdivided into 100 (one hundred) nominal shares of a nominal value of SF 1’000.- (one thousand) each. The capital is fully paid up.

Item 6	Share certificates, conversion of shares

Instead of single shares, the company can issue certificates attesting the possession of many shares. The ownership or usufruct of a share or of a share certificate as well as the exercise of the shareholder’s rights imply the acknowledgement of the articles of association in force of the company.

By modifying the articles of association, the general assembly can at any time transform the nominal shares into bearer shares and vice versa.

Item 7	Share register

The company considers as shareholders only those physical and juristic persons registered in the share register.

The share register must show, for the physical persons, the names, the addresses and the nationality of the shareholders and of the usufructuraries of the shares, whereas for the juristic persons, the name of the company and its head office.

III.	Organization

Item 8	Organs

The organs of the company are:

A.	the general assembly;

B.	the board of directors;

C.	the auditor’s office.

A.	General assembly

Item 9	Competences

The highest organ of the company is the general assembly, whose non-transferable powers are the following:

1.	the approval and the modification of the articles of association;

2.	the designation and the revocation of the administrators and of the auditor’s office;

3.	the approval of the annual report and, if required, of the account of the group;

4.	the approval of the annual report as well as the decision on the utilization of the income resulting from the balance-sheet, in particular the determination of the dividend and the participation in the incomes;

5.	the discharge to the administrators;

6.	the decisions on the items it is entitled to by law or by the articles of association.

Item 10	Assemblies

The ordinary general assembly takes place each year, within six months from the closing of the business year. The general assembly is convoked by the board of directors and when necessary, by the auditor’s office or by the liquidators.

Whenever the safeguard of the interests of the company is required, the board of directors, the liquidators o the auditor’s office convoke extraordinary general assemblies.

One or more shareholders representing together at least ten percent of the share capital are entitled to require the convocation of a general assembly by means of a written notification containing the agenda and the proposals. In such a case, the general assembly must be convoked by the board of directors within twenty days.

The general assembly takes place at the residence of the company or at any other place fixed by the board of directors.

Article 11 Convocation, meeting of all shareholders

The convocation of the general assembly both ordinary and extraordinary takes place by e-mail, fax or registered mail with return receipt sent to the address shown in the shares register or else by means of publication in the Swiss Official Gazette of Commerce. Between the day of publication or the one the convocation is sent and the date of the assembly, there must elapse at least twenty days. In the convocation, apart from the day, the time and the place, there must be stated the items on the agenda and also the proposals by the board of directors and of the shareholders who have applied for the convocation of the general assembly or the registration of an item on the agenda.

The owners, the usufructuaries or the representatives of all the shares can, on condition nobody objects, hold a general assembly even without complying with the abovementioned formalities (meeting of all shareholders). As long as the owners or the representatives of all the shares are present, during the said assembly there can be discussed and validly deliberated on all the items of competence of the general assembly.

Item 12	Chairmanship, minutes

At the general assembly the chairman takes the chair or, in case he is unavailable, he is replaced by another member of the board of directors or by the chairman of the day, designed by the general assembly.

The chairman appoints a secretary.

The minutes are drawn up and signed by both the chairman and the secretary.

Item 13	Resolutions

Each share entitles to one vote.

Each shareholder may be represented at the general assembly by another person, legitimated by means of a written power of attorney.

The general assembly takes its decisions and appoints according to its competence by absolute majority of the represented votes, unless otherwise stated by the law or the articles of association.

Both the decisions and the appointments take place openly unless the chairman or one of the shareholders requires that they take place secretely.

Item 14	Quorum

A decision by the general assembly, approved by at least two thirds of the represented votes and by the absolute majority of the represented nominal values is required by the cases foreseen by the law (art. 704 para 704 1 CO).

B.	Board of directors

Item 15	Appointments, constitution

The company is administrated by a board of directors including one or more members. The administrators continue in office for the financial year starting from the general assembly where they have been appointed, or re-appointed, till the following ordinary one; the administrators are always re-eligible.

The appointment as administrator cannot be conferred to someone who during the length of the office to be assumed reaches the age of 75.

The board of directors gets formed by self-appointment. It appoints its chairman and a secretary, who should not necessarily be a member of the board of directors.

Item 16	Management, delegation

The board of directors will be in charge of the general management of the company and the control of the state of business. It represents the company outside and is in charge of all the items that are not attributed by law, the articles of association or the organization rules to another organ of the company.

The board of directors may delegate the management of business or of some cathegories thereof as well as the representation power to one or more persons, to members of the board of directors or to third parties, even if not shareholders.

The board of directors draws up the organization rules and regulates the relevant contract relations.

Item 17	Attributions

The board of directors has the following non-transferable and inalienable attributions:

1.	the general management of the company and the power to give the necessary instructions;

2.	the definition of the organization;

3.	the organization of the accounting, of the financial control as well as the setting up, if need be, of the financial plan;

4.	the appointment and the revocation of the persons in charge of the management and of the representation;

5.	the tight supervision of the people in charge of the management, particularly as far the observance of the law, of the articles of association, of the rules and of the instructions is concerned;

6.	the drawing up of the report on the management, the preparation of the general assembly and the fulfilment of its decisions;

7.	the notification to the juge in case of exceeding debts;

8.	the decisions on further contributions relating to partly paid shares;

9.	the decisions concerning the ascertainment of capital increase and of the relevant modifications in the articles of association.

Item 18	Meetings of the board of directors

The board of directors meets upon the chairman’s convocation whenever it is required due to business.

Should the chairman be absent or unavailable, the convocation will be made by another administrator.

The chairman will preside over the meetings; should he be absent, the chair will be taken by another administrator.

Item 19	Organization, minutes

The board of directors takes its decisions by absolute majority of the votes expressed. At a parity of votes the decision is up to the chairman.

The rules governing the organization define the order pertaining to the meetings, the capacity to deliberate (presence) and the way the board of directors should deliberate.

The decisions of the board of directors may be taken by telephone conference or video conference, and unless a verbal discussion is not requested by an administrator, by means of circular, letter, e-mail or telefax.

Minutes shall be drawn up on both discussions and decisions and then signed by the chairman and by the secretary of the board of directors.

The decisions taken by way of circular, which shall be taken unanimously, to be reported in the minutes of the following meeting of the board of directors.

C.	Auditor

Item 20	Duration of commission, powers and obligations

As required by law, the auditor shall be designated amongst auditing companies.

The auditor is appointed by the general assembly for a one-year commission. The auditor’s rights and obligations are defined by the law.

IV.	The yearly account

Item 21	Financial year, report on management

The financial year shall be defined by the board of directors.

At the end of each financial year, the board of directors shall draw up a report, composed of the annual account, the annual report and, also if required by law, the group account, according to the legal dispositions (art. 662 and foll. CO).

Item 22	Allotment of profits

The profits resulting from the balance sheet remain at the disposal of the general assembly, unless otherwise prescribed by the law about the subdivision of the profits, especially regarding art. 671 and foll. CO.

The dividend cannot be determined before the allotment according to law of the sums meant for the legal reserves.

V.	Dissolution and liquidation

Item 23	Dissolution and liquidation

The general assembly may at any time decide to dissolve and liquidate the company on basis of the law dispositions and the articles of association.

The liquidation takes place by the board of directors, unless the general assembly appoints other liquidators.

The liquidation of the company takes place according to art. 742 and foll. CO. The liquidators are authorized to sell the assets (including the real assets) even by means of private transaction.

After the debts are paid off, the estate is subdivided amongst the shareholders as follows:

•	proportionally to the amounts paid by the shareholders as far as the share capital is concerned;

•	in proportion to the nominal shares as far as the eventual remaining assets are concerned.

VI.	Information

Item 24	Communications and publications

The communications to the shareholders and to the addressees indicated by the law are sent by means of e-mails or fax, at board of directors’ discretion, by means of registered letter with return receipt, to the addresses pointed out in the shares register. The publication organ of the company is the Swiss official commercial gazette.

VII.	Final disposition

Item 25	Reference to law dispositions

For whatever not stated in the present articles of association, are applicable the law dispositions and particularly title XXVI of the CO.

2nd June 2010